Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Globoforce, Inc.	United States
Globoforce UK Limited	United Kingdom
Globoforce Canada Inc.	Canada